File No. 70-9535

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    AMENDMENT NO.1
                                         TO
                                       FORM U-1
                      APPLICATION/DECLARATION UNDER THE PUBLIC
                       UTILITY HOLDING COMPANY ACT OF 1935

                               NORTHEAST UTILITIES
                              174 Brush Hill Avenue
                          West Springfield, MA 01090-0010

           (Names of companies filing this statement and addresses of principal executive offices.)

                               NORTHEAST UTILITIES
                     (Name of top registered holding company)

                                 Cheryl W. Grise
              Senior Vice President, Secretary and General Counsel
                         Northeast Utilities Service Company
                                 107 Selden Street
                                 Berlin, CT 06037
                      (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.   David R. McHale       Joanne Rutkowski, Esq.
Assistant General         Vice President        LeBoeuf, Lamb, Greene &
  Counsel                  and Treasurer          MacRae, L.L.P.
Northeast Utilities       Northeast Utilities   1875 Connecticut Ave., N.W
Service Company           Service Company       Washington, D.C.  20009
107 Selden Street         107 Selden Street
Berlin, CT 06037          Berlin, CT 06037

The Application/Declaration in this file is amended by filing the following exhibits:

Item 6. Exhibits and Financial Statement

(a) Exhibits

c.1 Joint Proxy and Registration Statement on Form S-4 (incorporated by reference to Form S-4, File No. 333-85613, filed August 20, 1999 with the Commission).

d.1 Application of Northeast Utilities to the Connecticut Department of Public Utility Control.

f.1 Legal Opinion

g.1 Financial Data Schedule

(b) Financial Statements

   1.  Northeast Utilities

   1.1 Balance Sheet, per books and pro forma, as of June 30, 1999.

   1.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.


                               SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Amendment to be signed on behalf of the undersigned thereunto duly authorized.

Date:      September 17, 1999

NORTHEAST UTILITIES
By:  /s/ David R. McHale
      Vice President & Treasurer